FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the Month of February, 2003

ELRON ELECTRONIC INDUSTRIES LTD.
(Translation of Registrant’s Name into English)

3Azrieli Center, Triangle Building, 42nd Floor, Tel Aviv . ISRAEL

(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [x] Form 40-F [ ]

Registrant’s press release dated February 2, 2003.

2

         SIGNATURE

                  Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELRON ELECTRONIC INDUSTRIES LTD. (Registrant)
By:	/s/ Tal Raz

Vice-President & Chief Financial Officer

Dated: February 3, 2003

3

-FOR IMMEDIATE RELEASE-
ELRON ANNOUNCES SPECIAL GENERAL MEETING OF
SHAREHOLDERS ON MARCH 2, 2003

Tel Aviv, February 2, 2003-Elron Electronic Industries Ltd. (NASDAQ:ELRN) today announced that it will hold a Special General Meeting of Shareholders at 3.00pm, Israel time, on March 2, 2003, at the Company's offices at 3 Azrieli Center, the Triangle Building, 42nd Floor, Tel Aviv, Israel.

At the shareholders meeting, the following issues will be brought before the shareholders:

(1)	to elect Mr. Yaakov Goldman as an External Director, as defined in the Israel Companies Law, 1999, to the Board of Directors of the Company;

(2)	to approve and ratify the purchase of a directors' and officers' insurance policy for the directors and officers of the Company; and

(3)	to approve and ratify that the purchase of a directors' and officers' insurance policy as referred to in item (2) shall also apply to Lenny Recanati and any future director or officer of the Company who may be considered a ''Controlling Shareholder'' under the Companies Law, 1999.

Shareholders on record at the close of business on February 3, 2003 shall be entitled to notice of and to vote at, the shareholders meeting. The Company expects to mail a detailed notice and proxy statement to the shareholders on or about February 5, 2003.

Elron Electronic Industries Ltd. is a multinational high technology holding company based in Israel. Through affiliates, Elron is engaged with a group of high technology operating companies in the fields of advanced defense electronics, communication, software, information technology, medical devices, semiconductors and amorphous metals. For further information, visit http://www.elron.com

Contact:
Tal Raz Elron Electronic Industries Ltd. Tel. 972-3-6075555 raz@elron.net	Marilena LaRosa The Anne McBride Company Tel: 212-983-1702 mlarosa@annemcbride.com

Any statements in this press release that may be considered forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially. Actual results may differ from such forward-looking statements due to the risk factors discussed in periodic reports filed by the Company with the Securities and Exchange Commission, which the Company urges investors to consider.

The Triangle Building, 42nd Floor, 3 Azrieli Center, Tel-Aviv 67023, Israel
Tel. 972-3-6075555, Fax. 972-3-6075556 www.elron.com

February 5, 2003

Dear Shareholder,

          You are cordially invited to attend a Special General Meeting of Shareholders of Elron Electronic Industries Ltd. (the ''Company'') to be held at 3:00 pm., Israel time, on March 2, 2003, at the Company's offices at 3 Azrieli Center, the Triangle Building, 42nd Floor, Tel-Aviv, Israel. At this meeting you will be asked:

(1)	to elect Mr. Yaakov Goldman as an External Director, as defined in the Israel Companies Law, 1999, to the Board of Directors of the Company;
(2)	to approve and ratify the purchase of a directors' and officers' insurance policy as more fully described in the accompanying Proxy Statement for the directors and officers of the Company; and
(3)	to approve and ratify that the purchase of a directors' and officers' insurance policy as referred to in item(2) shall also apply to Lenny Recanati and any future director or officer of the Company who may be considered a ''Controlling Shareholder'' under the Companies Law, 1999.

          For the reasons set forth in the accompanying Proxy Statement, the Board of Directors unanimously recommends that you vote ''FOR'' the resolutions, specified on the enclosed form of proxy.

          We look forward to greeting those shareholders present at the meeting personally; however, whether or not you plan to be with us at the meeting, it is important that your shares be represented. Accordingly, you are kindly requested to sign, date and mail the enclosed proxy in the envelope provided, at your earliest convenience, so that the proxy is received at the Company's offices no later than forty-eight hours before the meeting.

          Thank you for your cooperation.

Very truly yours,

AMI EREL	DORON BIRGER
Chairman of the Board of Directors	President & Chief Executive Officer

Tel-Aviv, Israel
February 5, 2003

ELRON ELECTRONIC INDUSTRIES LTD.
NOTICE OF A SPECIAL GENERAL MEETING OF SHAREHOLDERS

          Notice is hereby given that a Special General Meeting of Shareholders (the ''Meeting'') of Elron Electronic Industries Ltd. (the '' Company'') will be held at 3:00 pm, Israel time, on March 2, 2003, at the Company's offices at 3 Azrieli Center, the Triangle Building, 42nd Floor, Tel-Aviv, Israel,

          In the Meeting the following issues will be brought before the shareholders:

(1)	to elect Mr. Yaakov Goldman as an External Director, as defined in the Israel Companies Law, 1999, to the Board of Directors of the Company;
(2)	to approve and ratify the purchase of a directors' and officers' insurance policy as more fully described in the accompanying Proxy Statement for the directors and officers of the Company; and
(3)	to approve and ratify that the purchase of a directors' and officers' insurance policy as referred to in item(2) shall also apply to Lenny Recanati and any future director or officer of the Company who may be considered a ''Controlling Shareholder'' under the Companies Law, 1999.

           Shareholders of record at the close of business on February 3, 2003 are entitled to notice of, and to vote at, the Meeting. All shareholders are cordially invited to attend the Meeting in person.

          Shareholders who are unable to attend the Meeting in person are kindly requested to complete, date and sign the enclosed form of proxy and return it promptly in the pre-addressed envelope provided. No postage is required if mailed in the United States. The Company must receive proxies at its office by 3:00 p.m., Israel time, on February 28, 2003. Shareholders may revoke their proxies by providing written notice to the Company no later than 48 hours prior to the Meeting. Shareholders who attend the Meeting may revoke their proxies and vote their shares in person.

          Joint holders of shares should take note that, pursuant to Article 56 of the Articles of Association of the Company, the vote of the senior of joint holders of any share who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the vote(s) of the other joint holder(s) of the share, and for this purpose, seniority will be determined by the order in which the names are listed in the Register of Shareholders.

By Order of the Board of Directors,

AMI EREL	DORON BIRGER
Chairman of the Board of Directors	President & Chief Executive Officer

ELRON ELECTRONIC INDUSTRIES LTD.

3 Azrieli Center
The Triangle Building, 42nd Floor
Tel-Aviv, Israel

PROXY STATEMENT

          This Proxy Statement is furnished to the holders of Ordinary Shares, NIS 0.003 nominal value (the ''Ordinary Shares''), of Elron Electronic Industries Ltd. (the ''Company'' or ''Elron'') in connection with the solicitation by the Board of Directors of the Company of proxies for use at a Special General Meeting of Shareholders (the ''Meeting'') to be held on March 2, 2003, at 3:00 p.m., Israel time, or at any adjournment thereof, pursuant to the accompanying Notice of Special General Meeting of Shareholders.

         It is proposed that at the Meeting, the Shareholders approve the following resolutions: (1) to elect Mr. Yaakov Goldman as an External Director, as defined in the Israel Companies Law, 1999, to the Board of Directors of the Company; (2) to approve and ratify the purchase of a directors' and officers' insurance policy as more fully described below for the directors and officers of the Company; (3) to approve and ratify that the purchase of a directors' and officers' insurance policy as referred to in item(2) shall also apply to Lenny Recanati and any future director or officer of the Company who may be considered a ''Controlling Shareholder'' under the Companies Law, 1999.

         The Company is unaware at this time of any other matters that will come before the Meeting. If any other matters properly come before the Meeting, it is the intention of the persons designated as proxies to vote in accordance with their judgment on such matters.

         A form of proxy for use at the Meeting and a return envelope for the proxy are enclosed. Shareholders may revoke the authority granted by their execution of proxies at any time before the effective exercise thereof, by filing with the Company a written notice of revocation or a duly executed proxy bearing a later date, or by voting in person at the Meeting. Unless otherwise indicated on the form of proxy, shares represented by any proxy properly executed and received by the Company at least 48 hours prior to the Meeting will be voted in favor of all the matters to be presented at the Meeting, as described above. On all matters considered at the Meeting, abstentions and broker non-votes will not be considered to have been voted. Athough abstentions are taken into account to determine if a quorum is present, broker non-votes are not.

         Proxies for use at the Meeting are being solicited by the Board of Directors of the Company. Only shareholders of record at the close of business on February 3, 2003 will be entitled to a notice of and to vote at the Meeting. Proxies are being mailed to shareholders on or about February 5, 2003 and will be solicited chiefly by mail; however, certain officers, directors, employees and agents of the Company, none of whom will receive additional compensation therefor, may solicit proxies by telephone, fax or other personal contact. The Company will bear the cost of the solicitation of proxies, including the cost of preparing, assembling and mailing the proxy material, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of Ordinary Shares.

         On January 20, 2003, the Company had issued and outstanding 29,180,970 Ordinary Shares, each of which is entitled to one vote upon each of the matters to be presented at the Meeting. No less than two shareholders holding one-third of the outstanding Ordinary Shares, present in person or by proxy and entitled to vote, will constitute a quorum at the Special General Meeting.

BENEFICIAL OWNERSHIP OF SECURITIES
BY CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

         The following table sets forth, as of January 20, 2003, the number of Ordinary Shares owned by (i) all shareholders known to Elron to own more than 5% of Elron's Ordinary Shares and (ii) all directors and officers as a group:

Name and Address	Number of Ordinary Shares	Percent of Ordinary Shares
Discount Investment Corporation Ltd. (''DIC'')(1) 3 Azrieli Center, 43rd Floor Tel Aviv 67023, Israel	11,240,233	38.5%
Bank Leumi Group (2) Tel Aviv, Israel	2,458,276	8.4%
Clal Insurance Group(3) Tel Aviv, Israel	763,680	2.6%
All directors and officers as a group**	58,769	0.2%

**	Does not include Ordinary Shares held, directly or indirectly, by DIC with which certain directors are affiliated. Includes options exercisable within 60 days of January 20, 2003.
(1)	IDB Holding Corporation Ltd. (''IDBH'') is the parent of IDB Development Corporation Ltd. (''IDBD''), which, in turn, is the parent of Discount Investment Corporation Ltd. (''DIC''). IDBH, IDBD and DIC are public companies traded on the Tel Aviv Stock Exchange.

         The Recanati family holds through three private companies, namely Israel Financial Holdings Ltd. (''IFH''), Israel Investment and Finance Corporation Ltd. (''IIFC'') and Financial Holdings El-Yam (Hamigdal) Ltd. (''Hamigdal'') (the ''Private Companies''), approximately 51.7% of the outstanding share capital and the voting rights of IDBH. The Private Companies may be deemed to be controlled by Leon Y. Recanati, Oudi Recanati, Judith Yovel Recanati and Elaine Recanati. Leon Y. Recanati is Chairperson and Chief Executive Officer of IDBH, Chairperson of IDBD, and Chairperson of DIC.

         These persons may be deemed to share the power to vote and dispose of Elron's shares owned by DIC.

         On or about May 23, 2002, the Private Companies signed an agreement to sell their approximately 51.7% of the share capital of IDBH to a group comprising Ganden Holdings Ltd. and Ganden Investments IDB Ltd., Maskit-Man Ltd. (a company owned by the Ytzhak and Ruth Manor family) and Avraham Livnat Investments (2002) Ltd. The agreement is subject to the fulfillment of conditions precedent and to the receipt of various approvals, including approvals by general meetings of the shareholders of the Private Companies, and to approvals required by law. The agreement also contains various provisions that make it possible for the Private Companies and the purchasers to cancel the agreement.

         Members of the Carasso family together have approximately a 16.1% equity interest and a 10.9% voting interest in IDBH through direct holdings in IIFC and indirect holdings in Hamigdal. The Carasso family holdings are held almost entirely in the name of Moise Carasso Sons Ltd., which is controlled by four family companies that are beneficially owned by Maccabi Carasso, Yoel Carasso, Zipporah Mizrahi Carasso, Ariel Carasso, Yonit Goldstein Carasso, Orly Hoshen Carasso, Sarah Buton Carasso, Edna Oz Carasso and Moshe Carasso. Those shares that are not held in the name of Moise Carasso Sons Ltd. are held by the above family members.

(2)	The Bank Leumi Group is comprised of the holdings of mutual and provident funds that are controlled by Bank Leumi.
(3)	The Clal Insurance Group, whose holdings of Elron's Ordinary Shares are recorded as of January 20, 2003, is comprised of Clal Insurance Enterprises Holdings Ltd. (''Clal Insurance'') and its subsidiary companies, which are deemed to be major shareholders. Clal Insurance is majority owned by IDBD, the parent company of DIC, which is Elron's parent company. The other major shareholder of Clal Insurance is Bank Hapoalim, which holds approximately 23% of Clal Insurance's shares. The remaining shareholders of Clal Insurance hold less than 5% of the shares.

ITEM 1—ELECTION OF AN EXTERNAL DIRECTOR

          Pursuant to the Companies Law, 1999 (the ''Companies Law'') the Company is required to have two External Directors on its board of directors which shall be appointed by the shareholders of the Company. Furthermore, any committee of the Board of Directors has to include at least one External Director, except for the audit committee, which has to include all of the External Directors.

          The term of one of the Company's External Directors, Prof. Ilan Meshoulam, expires on March 8, 2003 and the Board of Directors has recommended Mr. Yaakov Goldman to be elected as an External Director of the Company. In accordance with the Companies Law, as currently in effect, Mr. Goldman's term of office will be three years and he may be reelected for a second three year term. Mr. Goldman does not hold any of the Ordinary Shares of the Company.

          Mr. Goldman is a certified public accountant in Israel, having received his Bachelor of Economics and Accounting from the Tel Aviv University. Commencing in 1981, Mr. Goldman worked for Kesselman & Kesselman (member firm of PricewaterhouseCoopers) for 19 years, and from 1991 until 2000, as a partner and then senior partner of such firm. From September 2000 until November 2001, Mr Goldman served as managing director of Argoquest Holdings, LLC, an investment company. From March 2002 until October 2002, Mr. Goldman acted as a consultant to a private equity initiative with Poalim Capital Markets & Investments Ltd. Among the areas in which Mr. Goldman has been involved are financial accounting, international and local tax, corporate strategy consulting and corporate finance. Mr. Goldman has worked with a variety of Israeli and international companies, predominantly in the high-tech industry and has been involved in various local and international public offerings and mergers and acquisitions.

           The Companies Law provides that a person may not be appointed as an External Director if the person or the person's relative, partner, employer or any entity under the person's control, has, as of the date of the person's appointment to serve as External Director, or had, during the two years preceding that date, any affiliation with the Company, any entity controlling the Company or any entity controlled by the Company or by this controlling entity. The term affiliation includes:

          • an employment relationship;

          • a business or professional relationship maintained on a regular basis;

          • control; and

          • service as an office holder.

          No person can serve as an External Director if the person's position or other business creates, or may create, conflict of interests with the person's responsibilities as an External Director.

          The Company is not aware of any reason why Mr Goldman, if elected, would not be able to serve as an External Director. Mr. Goldman has delivered to the Company a declaration, confirming that he complies with the qualifications for an External Director under the Companies Law.

          Proxies (other than those directing the proxy holders not to vote for the nominee) will be voted for the election Mr. Goldman to hold office for three years, commencing on his election.

          It is proposed that at the Meeting, the following Resolution be adopted:

''RESOLVED, that Mr. Yaacov Goldman is elected as an External Director in the Company.''

The affirmative vote of shareholders represented at the Meeting in person or by proxy and holding Ordinary Shares conferring in the aggregate at least a majority of the votes actually cast, provided either that (a) such majority includes at least one-third of the shares of non-controlling shareholders voting in person or by proxy at the meeting, or (b) the total number of votes of the shares voted by non-controlling shareholders against the approval does not exceed one percent (1%) of the total voting rights in the Company, is necessary for the election of Mr. Goldman

The Board of Directors recommends a vote FOR approval of this resolution.

ITEM 2—APPROVAL OF THE PURCHASE OF A DIRECTORS'
AND OFFICERS' INSURANCE POLICY

          The Companies Law and our Articles of Association authorize the Company, subject to shareholder approval, to enter into a contract for the insurance of the liability of directors and officers of the Company resulting from the consequences of an action by the director/officer in his or her capacity as a director/officer of the Company for:

(i)	the breach of the director's/officer's duty of care toward the Company or toward another person; and
(ii)	the breach of the director's/officer's duty of loyalty toward the Company, provided that the director/officer acted in good faith and had reasonable grounds to believe that the action would not harm the Company; and

(iii)	the monetary obligation that may be imposed on the director/officer for the benefit of another person.

          The Companies Law provides that a company may not enter into an insurance contract which would provide coverage for the liability of a director and an officer for: (a) a breach of the director's/officer's duty of loyalty toward the Company unless the director/officer acted in good faith and had reasonable grounds to believe that the action would not harm the company; (b) a breach of the director's/officer's duty of care made intentionally or recklessly; (c) an intentional act intended to unlawfully yield a personal profit; or (d) a fine or a penalty imposed upon the director/officer.

         Pursuant to the resolution and recommendation of the Company's Audit Committee and the Board of Directors, the shareholders are requested to approve and ratify the purchase of the following directors' and officers' liability insurance policy (the ''Insurance Policy'') for the directors and officers of the Company and to separately approve the application of the Insurance Policy to Lenny Recanati and any future director or officer of the Company who may be considered a ''Controlling Shareholder'' under the Companies Law, in Item 3 below.

         The principal terms of the Insurance Policy are as follows:

(1)	The Insurance Policy is for a period beginning on January 1, 2003 and ending on December 31, 2003 (the ''Policy Period'').
(2)	The coverage under the Insurance Policy is limited to US$20 million per claim and in the aggregate during the Policy Period.
(3)	The annual premium to be paid with respect to the Insurance Policy will be approximately US$1,075,000 (the ''Annual Premium'').

         The Audit Committee and the Board of Directors also approved: (i) any renewal and/or extension of the Insurance Policy for all directors and officers of the Company; and (ii) the purchase of any other directors' and officers' liability insurance policy for the directors and officers of the Company upon the expiration of the Insurance Policy; provided that any such renewal, extension or purchase referred to in clauses (i) and (ii) above is:

(a)	For the benefit of the Company's previous and/or current and/or future directors and officers and on terms substantially similar to those of the Insurance Policy; and
(b)	On the condition that the premium will not be more than the greater of: (i) an amount representing an increase of not more than 25% in any year, as compared to the previous year and (ii) US$1,000,000.

         It is proposed, in accordance with the Companies Law, that at the Meeting the following resolutions be adopted:

''RESOLVED, to approve and ratify the purchase of the Insurance Policy for the directors and officers of the Company covering insurance of directors' and officers' liability and the terms of this policy; and further

''RESOLVED, to approve (i) any renewal and/or extension of the Insurance Policy for the directors and officers of the Company; and (ii) the purchase of any other directors' and officers' liability insurance policy for the directors and officers of the Company upon the expiration of the Insurance Policy; provided that any such renewal, extension or purchase referred to in clauses (i) and

(ii) above is (a) for the benefit of the Company's previous and/or current and/or future directors and officers and on terms substantially similar to those of the Insurance Policy; and (b) on the condition that the premium will not be more than the greater of: (i) an amount representing an increase of not more than 25% in any year, as compared to the previous year; and (ii) US$1,000,000.

For the avoidance of doubt, it is hereby clarified that no further approval of the Audit Committee and the Board of Directors or the Shareholders of the Company will be required in connection with any renewal and/or extension of the Insurance Policy and/or the purchase of any other liability insurance policy, in accordance with these resolutions.''

         The above resolutions shall not apply to Lenny Recanati and any future director or officer of the Company who may be considered a ''Controlling Shareholder'' under the Companies Law unless the shareholders of the Company approve the resolutions described in Item 3 below.

         The Audit Committee and the Board of Directors recommend a vote FOR approval of these Resolutions

         The affirmative vote of shareholders represented at the Meeting in person or by proxy and holding Ordinary Shares conferring in the aggregate at least a majority of the votes actually cast is necessary for approval of these proposed resolutions.

ITEM 3—APPROVAL OF THE APPLICATION OF THE DIRECTORS' AND OFFICERS'
INSURANCE POLICY TO LENNY RECANATI AND ANY FUTURE DIRECTOR OR OFFICER OF
THE COMPANY WHICH MAY BE CONSIDERED A ''CONTROLLING SHAREHOLDER''
UNDER THE COMPANIES LAW.

         It is proposed that the Company approve and ratify that the purchase of the Insurance Policy as described in Item 2 above shall also apply to Lenny Recanati, a director of the Company, and any future director or officer of the Company who may be considered a ''Controlling Shareholder'' under the Companies Law.

         It is proposed that at the Meeting, the following Resolutions be adopted:

''RESOLVED, to approve and ratify that the purchase of the Insurance Policy as described in Item 2 above shall also apply to Lenny Recanati and any future director or officer of the Company who may be considered a (c)Controlling Shareholder' under the Companies Law, covering insurance of directors' and officers' liability, and the terms of this policy; and further

''RESOLVED, to approve that (i) any renewal and/or extension of the Insurance Policy as described in Item 2 above shall also apply to Lenny Recanati and any future director or officer of the Company who may be considered a (c)Controlling Shareholder' under the Companies Law; and (ii) the purchase of any other directors' and officers' liability insurance policy shall also apply to Lenny Recanati and any future director or officer of the Company who may be considered a (c)Controlling Shareholder' under the Companies Law, upon the expiration of the Insurance Policy as described in Item 2 above.

For the avoidance of doubt, it is hereby clarified that no further approval of the Audit Committee and the Board of Directors or the Shareholders of the Company will be required in connection with any renewal and/or extension of the Insurance Policy and/or the purchase of any other liability insurance policy, in accordance with these resolutions.''

         Since Lenny Recanati, a director of the Company, is considered a ''Controlling Shareholder'' under the Companies Law and directors and officers appointed in the future and to whom the Policy shall also apply, may be considered ''Controlling Shareholders'' under the Companies Law, the affirmative vote of shareholders represented at the Meeting in person or by proxy and holding Ordinary Shares conferring in the aggregate at least a majority of the votes actually cast, provided that either as such majority includes: (a) at least one-third of the shares of those voting in person or by proxy at the meeting who do not have a personal interest in the subject matter of the proposed resolutions; or (b) the total number of votes of the shares voted by shareholders who do not have a personal interest, against the approval does not exceed one percent (1%) of the total voting rights in the Company.

The Audit Committee and Board of Directors recommends a vote FOR approval of these proposed resolutions.

OTHER BUSINESS

         Management knows of no other business to be transacted at the Meeting, but if any other matters are properly presented at the Meeting, the persons named in the enclosed form of proxy will vote upon such matters in accordance with their best judgment.

By Order of the Board of Directors,

AMI EREL	DORON BIRGER
Chairman of the Board of Directors	President & Chief Executive Officer

Appendix 1

PROXY

ELRON ELECTRONIC INDUSTRIES LTD.
THIS PROXY SOLICITED BY THE BOARD OF DIRECTORS
FOR THE SPECIAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON MARCH 2, 2003

         The undersigned hereby constitutes and appoints DORON BIRGER and PAULWEINBERG and each of them, the true and lawful attorneys, agents and proxies of the undersigned, with full power of substitution, to vote with respect to all of the Ordinary Shares of ELRON ELECTRONIC INDUSTRIES LTD. (the “Company”), standing in the name of the undersigned at the close of business on February 3, 2003 at the Special General Meeting of Shareholders of the Company to be held at the offices of the Company at 3 Azrieli Center, The Triangle Building, 42nd Floor, Tel-Aviv, Israel, on March 2, 2003, at 3pm (Israel time), and at any and all adjournments thereof, with all power that the undersigned would possess if personally present and especially (but without limiting the general authorization and power hereby given) to vote as follows:

(Continued and to be signed on the reverse side)

SPECIAL GENERAL MEETING OF SHAREHOLDERS OF

ELRON ELECTRONIC INDUSTRIES LTD.

March 2, 2003

COMPANY NUMBER

Please date, sign and mail your proxy card in the envelope provided as soon as possible.	ACCOUNT NUMBER

NUMBER OF SHARES

Please detach and mail in the envelope provided.

PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

			FOR AGAINST ABSTAIN ☐ ☐ ☐
1.To elect as an External Director of the Company ☐ FOR NOMINEES Yaakov Goldman ☐ AGAINST		2.	To approve and ratify the purchase of the Insurance Policy for the directors and officers of the Company covering insurance of directors’ and officers’ liability, and the terms of this policy as described in the Proxy Statement (the “Insurance Policy”); and further to approve (i) any renewal and/or extension of the Insurance Policy; and (ii) the purchase of any other directors’ and officers’ liability insurance policy upon the expiration of the Insurance Policy; subject to limitations set forth in the Proxy Statement.
			FOR AGAINST ABSTAIN ☐ ☐ ☐
		3.	To approve and ratify that the purchase of the Insurance Policy as described in Item 2 of the proxy statement, and any renewal and/or extension thereof, or any purchase of other directors’ and officers’ liability insurance, shall apply to Lenny Recanati and any future director or officer of the Company who may be considered a “Controlling Shareholder” under the Companies Law,1999 covering insurance of directors’ and officers’ liability, and the terms of this policy.
		Under the Companies law, 1999 you are required to indicate whether or not you have a personal interest in the resolutions described in this Proposal 3 which shall include the personal interest of any of your relatives or any entity in which you or any of your relatives:
			holds 5% or more of the issued and outstanding share capital or voting rights, or

			has the power to appoint one or more directors or a general manager (which in Israel is the equivalent of a president in the United States) , or
			is a director or a general manager
		An interest resulting merely from the holding of a company’s shares shall not be deemed to be a personal interest
			Yes No ☐ ☐
			STATE WHETHER OR NOT YOU HAVE A PERSONAL INTEREST IN THE RESOLUTIONS DESCRIBED IN THIS PROPOSAL 3.

		IF YOU FAIL TO INDICATE WHETHER OR NOT YOU HAVE A PERSONAL INTEREST IN THE RESOLUTIONS DESCRIBED IN THIS PROPOSAL 3, YOUR SHARES WILL NOT BE VOTED AND YOUR VOTE WILL NOT BE COUNTED FOR THESE RESOLUTIONS

To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method.	☐	The shares represented by the Proxy will be voted in the manner directed, and if no instructions to the contrary are indicated, will be voted “FOR” in all Proposals listed

Signature of Shareholder_________________________  Date:_______________  Signature of Shareholder __________________  Date: __________________

Note:	This proxy must be signed exactly as the name appears hereon. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.